September 12, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Monkey Tree Investment Limited Registration Statement on Form F-1 Response to the Staff’s Comments Dated August 5, 2025 CIK No. 0002070261

Dear Mr. Kuhn, Ms. Lumley, Mr. Kim and Ms. Wirth:

On behalf of our client, Monkey Tree Investment Limited (the “Company”), a foreign private issuer incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 10, 2025 on the Company’s registration statement on Form F-1 filed on August 15, 2025. Concurrently with the submission of this letter, the Company is filing its amendment no.1 to the registration statement on Form F-1 (the “Amendment No.1 to the Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated September 10, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1 to the Registration Statement.

Registration Statement on Form F-1 filed August 15, 2025

Corporate History and Structure, page 3

1.

We note your disclosure that your Controlling Shareholder and Timberworks Limited owns 11,205,600 Class A Ordinary Shares. However, we also note your disclosure that Timberworks Limited was issued 13,999,999 Class A Ordinary Shares on May 12, 2025. Please revise throughout to reconcile or otherwise reflect any transfers between Timberworks Limited and other shareholders. Additionally, please revise your organizational chart to reflect the ownership of each separate class of ordinary shares.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 3 and 69 of the Amendment No.1 to the Registration Statement indicating the transfer of Class A Ordinary Shares by our Controlling Shareholder. Further, the Company has included the referenced disclosure on the organizational chart on pages 4, 5, 70 and 71 of the Amendment No.1 to the Registration Statement indicating the ownership of each separate class of ordinary shares.

Risk Factors

Risks Related to Our Business and the Industry

Our success depends significantly on the market recognition of our brand, …, page 21

2.	We note your response to prior comments 2 and 6 and reissue in part. Please clarify your statement that “Monkey Tree HK currently does not operate other language learning centers or carry out business operations under the ‘Monkey Tree’ brand,” in light of the fact that Monkey Tree HK essentially controls the operations and decision-making for your 20 learning centers and the approximately 38 other operators. Additionally, we note your statement that “other franchisees of Monkey Tree HK are independent from . . . [y]our Controlling Shareholder.” Please revise to state clearly the relationship between the other franchisees and your Controlling Shareholder, who we note is the Chief Executive Officer of Monkey Tree HK, where Monkey Tree HK controls a number of the operations and decision-making for the other franchisees. If that is not the case, please revise to state as much and explain the relationship further.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 21 of the Amendment No.1 to the Registration Statement indicating while neither Monkey Tree HK, nor our Controlling Shareholder, owns any equity interests in Other Franchisees (as defined in the Amendment No.1 to the Registration Statement), Monkey Tree HK or our Controlling Shareholder are able to control the business operations and decision-making of Other Franchisee through the series of franchise agreements entered into by and between them.

Business

Suppliers, page 89

3.	We note your revised disclosure in response to prior comment 12. If material, please revise to disclose the pre-agreed amount to be paid by Monkey Tree as liquidated damages as a result of a breach as well as appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 22 and 88 of the Amendment No.1 to the Registration Statement indicating the pre-agreed amount of liquidated damages as a result of a breach.

Related-Party Transactions

Name and relationship of related parties, page 105

4.	We note your response to prior comments 4 and 15 and reissue in part. Please revise to identify the “common ultimate holding company” and include it on your organizational chart. We note that you refer to Monkey Tree as your ultimate holding company on page 3. However, your response indicates that Monkey Tree HK, Panda Garden Language Learning Ltd., and Canadian Bookstore Ltd. are related companies with “the common ultimate holding company of the Company.” Please revise here to clearly state the nature of the relationship between Monkey Tree Investment Limited and each of the entities listed as related parties. Further, please revise your organizational chart, and throughout, to clearly reflect the relationship between Monkey Tree and Monkey Tree HK.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 104 and F-20 of the Amendment No.1 to the Registration Statement indicating the nature of the relationship between Monkey Tree Investment Limited and each of the entities listed as related parties, namely, that Monkey Tree HK is wholly-owned by Timberworks, and that Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. are wholly-owned by Timberworks. Further, the Company has included the reference disclosure on the organizational chart on pages 4, 5, 70 and 71 of the Amendment No.1 to the Registration Statement indicating the relationship between Monkey Tree and Monkey Tree HK.

Bank borrowings guaranteed by a director, page 106

5.	We note your response to prior comment 16 and reissue in part. For any outstanding loans made by the company, its parent or any of its subsidiaries, disclose the largest amount outstanding during the period covered, if not already indicated. Refer to Item 7.B.2 of Form 20-F..

In response to the Staff’s comment, the Company has included the referenced disclosure on page 105 of the Amendment No.1 to the Registration Statement indicating the largest amount outstanding for the transactions with related parties during the periods covered.

General

6.	We note your response to prior comment 21 and reissue in part. Please provide the percentage of outstanding shares of Class B Ordinary Shares that the Controlling Shareholder must keep to continue to control the outcome of matters submitted to shareholders for approval.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 18 and 51 of the Registration Statement indicating the percentage of outstanding shares of Class B Ordinary Shares that the Controlling Shareholder must keep to continue to control the outcome of matters submitted to shareholders for approval.

If you have any questions or further comments regarding the Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS

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Partners
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Sook Young YEU	呂淑榮
Janney Y. CHONG	莊 怡	Virginia M.L. TAM	譚敏亮	Christopher TUNG	董彥華	Eugene Y.C. YEUNG	楊睿知
William Z. HO	何志淵

Registered Foreign Lawyer (PRC)
Amigo L. XIE	謝 嵐

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